SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 5, 2003
Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

PURCHASE OF ADDITIONAL SHARES OF
SHAW COMMUNICATIONS INC. BY THE SHAW FAMILY

CALGARY, ALBERTA, November 4, 2003 — Shaw Communications Inc. (the “Company”) has been advised that the Shaw Family, and entities owned or controlled by them, completed the purchase of an additional 700,000 Class B Non-Voting Shares of the Company during the week ended October 31, 2003.

According to information provided to the Company, the Shaw Family, and entities owned or controlled by them, holds 18,892,397 shares of the Company. The family also advised the Company it would continue its practice of purchasing shares on a regular basis.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (symbol: TSX — SJR.B, NYSE — SJR).

Jim Shaw
Chief Executive Officer
Shaw Communications Inc.
403-750-4500

NEWS RELEASE

SHAW ANNOUNCES NORMAL COURSE ISSUER BID

Calgary, Alberta, November 4, 2003 — Shaw Communications Inc. (“Shaw”) announced today that it has received approval from The Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase its Class B Non-Voting Shares. Under the bid, Shaw is authorized to acquire up to 11,000,000 Class B Non-Voting Shares, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. The total number of issued and outstanding Class B Non-Voting Shares of Shaw is 220,496,092.

Shaw believes that its Class B Non-Voting Shares are undervalued. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent and opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders.

Class B Non-Voting Shares will be purchased by Shaw on the open market through the facilities of the TSX pursuant to its rules governing normal course issuer bids. The price that Shaw will pay for any shares purchased pursuant to the bid will be the prevailing market price for the shares on the TSX at the time of such purchase. Any Class B Non-Voting Shares purchased back by Shaw pursuant to the bid will be cancelled.

The bid will commence on November 7, 2003 and will end on November 6, 2004, in accordance with the rules of the TSX. The bid does not apply to Class A Voting Participating Shares of Shaw.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR)

For further information, please contact:

R.D. Rogers
Senior Vice-President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500
www.shaw.ca